Exhibit 99.196

mCloud Announces Proposed Conversion of 8% Convertible Debentures

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

VANCOUVER, BC, July 12, 2021 /CNW/ - mCloud Technologies Corp. (TSXV: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining IoT, cloud computing, artificial intelligence ("AI"), today announced that it has entered into conversion agreements with the holders of more than 99.2% of the outstanding principal amount of its 8% convertible unsecured subordinated debentures (the "Debentures"), pursuant to which the Company will issue an aggregate of 6,323,360 common shares ("Common Shares") and 6,323,360 Common Share purchase warrants ("Warrants") in consideration for the extinguishment of USD$8,809,000 principal and USD$302,730 interest owing under the Debentures (the "Indebtedness") held by such holders at the following conversion and exercise prices:

  USD$2,798,000 principal amount of Converted Debentures will be converted into 1,890,537 Common Shares at a price of USD$1.48 per Common Shares and 1,890,537 Warrants bearing a strike price of USD$2.29 per Common Share;
  USD$1,795,000 principal amount of Converted Debentures will be converted into 1,173,175 Common Shares at a price of USD$1.53 per Common Shares and 1,173,175 Warrants bearing a strike price of USD$2.29 per Common Share;
  USD $2,300,000 principal amount of Converted Debentures will be converted into 1,365,771 Common Shares at a price of USD$1.68 per Common Shares and 1,365,771 Warrants bearing a strike price of USD$2.29 per Common Share. The original conversion price under these Converted Debentures ranged from USD$1.85 to USD$2.20, but the Company intends to apply to the TSX Venture Exchange (the "TSXV") for approval to reduce the conversion price under these Converted Debentures. This would result in the issuance of 179,922 additional Common Shares relative to the number of Common Shares issuable based on the original conversion price under these Converted Debentures. These additional Common Shares are already included in the 1,365,771 Common Shares referenced above;
  USD$1,916,000 principal amount of Converted Debentures will be converted into 1,680,662 Common Shares at a price of USD$1.14 per Common Shares and 1,680,662 Warrants bearing a strike price of USD$2.29 per Common Share; and
  an aggregate of USD$302,730 in accrued interest owing on the principal amount of the Converted Debentures will be satisfied through the issuance of 213,215 Common Shares at a price per share of USD$1.42 and 213,215 Warrants bearing a strike price of USD$2.29 per Common Share.

All Warrants will have a term of 36 months from the date of issuance, and each Warrant will entitle the holder thereof to acquire one Common Share, subject to adjustment in certain circumstances. Conversion of the Indebtedness will allow the Company to preserve cash and improve its balance sheet.

The completion of the conversion of the Indebtedness, including the aforementioned reduction of the conversion price under certain of the Converted Debentures, is subject to a number of conditions, including the approval of the TSXV. Certain of the securities issued pursuant to the conversion of the Indebtedness will be subject to a hold period of four months and one day from the date of issuance in accordance with applicable securities legislation.

Following the conversion of the Indebtedness, $75,000 principal amount of the Debentures will remain outstanding in accordance with their terms.

In addition, the Company is pleased to announce that it intends to complete a non-brokered private placement offering of 227,027 units of the Company (the "Units") at a price per Unit of $1.85 for gross proceeds of approximately $420,000 (the "Offering"). Each Unit will consist of one Common Share (a "Unit Share") and one Common Share purchase warrant (each, a "Unit Warrant"). Each Unit Warrant will entitle the holder thereof to acquire one Common Share at an exercise price of $2.85 per Common Share at any time prior to 5:00 p.m. (Mountain Standard Time) on April 15, 2024.

Completion of the Offering is subject to certain conditions, including the approval of the TSXV. The Company expects to use the net proceeds of the Offering to advance the Company's Alberta-led ESG and oil and gas decarbonization agenda, including the commercialization of its new AssetCare™️ fugitive gas and leak detection solution, and for working capital and general corporate purposes.

The Units will be offered and sold by private placement (i) in Canada to "accredited investors" within the meaning of NI 45-106 - Prospectus Exemptions and other exempt purchasers in each province of Canada, and/or (ii) outside Canada and the United States on a basis which does not require the qualification or registration of any of the Units. All securities issued under the Offering will be subject to a hold period of four months and one day from the date of issuance in accordance with applicable securities legislation.

The securities referenced herein have not been, and will not be, registered under the U.S. Securities Act, or any U.S. state securities laws, and may not be offered or sold in the United States without registration under the U.S. Securities Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom. This news release shall not constitute an offer to sell or the solicitation of an offer to buy any such securities in the United States, nor shall there be any sale of any such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

If the conditions to the completions of the transactions referenced herein are not satisfied, such transactions may not be completed on the terms set out herein or at all.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Canada with offices worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 59,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein includes, but is not limited to, information related to: (i) the proposed conversion of the Indebtedness; (ii) the completion of the Offering; (iii) the expected use of proceeds of the Offering; and (iv) receipt of TSXV approval of the conversion of the Indebtedness and the Offering and the satisfaction of all additional conditions of closing of the transactions referenced herein.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to a number of risks including, without limitation, the risks discussed under the heading "Risk Factors" in the Company's annual information form dated April 12, 2021 and in the Prospectus Supplement. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. A number of risks, uncertainties and other factors could cause actual results to differ materially from the results discussed in the forward-looking information contained herein.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions, including, but not limited to the following: the Company will remain in compliance with regulatory requirements; the Company will have sufficient working capital and will, if necessary, be able to secure additional funding necessary for the continued operation and development of its business; key personnel will continue their employment with the Company and the Company will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost efficient manner; and general economic conditions and global events, including the impact of COVID-19.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/July2021/12/c5004.html

%SEDAR: 00033047E

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 19:57e 12-JUL-21